SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, DC

                                   FORM 12b-25

                                                  Commission File Number 0-22340

                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

For Period Ended December 31, 1997

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-K         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:                    Palomar Medical Technologies, Inc.

Former Name (if applicable):

Address of principal executive office

(Street and number):                        45 Hartwell Avenue

City, State and Zip Code:                   Lexington, Massachusetts  02173



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                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period, (Attach extra sheets if needed.)

         Palomar Medical Technologies, Inc. (the "Company") is unable to meet its filing deadline for the Form 10-K for the year ended December 31, 1997 without unreasonable effort or expense. The Company has requested further advice from its accountants, legal counsel and unrelated third parties regarding certain matters which impact the Company's Form 10-K and financial disclosure to be included therein. As such, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-K within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                      Joseph P. Caruso          (781)676-7357
                      Chief Financial Officer

         (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes    [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or potion thereof?

                                                             [X]  Yes    [  ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company currently anticipates that its loss from continuing operations will be approximately $58.4 million for the year ended December 31, 1997 as compared with a loss from continuing operations of $20.8 million for the year ended December 31, 1996, and that its loss from discontinued operations will be approximately $27.4 million for the year ended December 31, 1997 as compared with a loss from discontinued operations of approximately $7 million for the year ended December 31, 1996. The Company also currently anticipates that it will have a net loss of approximately $85.8 million for the year ended December 31, 1997 as compared with the net loss of $37.9 million for the year ended December 31, 1996. Finally, the Company currently anticipates that its revenues from continuing operations will be approximately $21 million for the year ended December 31, 1996 as compared with revenues from continuing operations of $17.6 million for the year ended December 31, 1996.


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                       PALOMAR MEDICAL TECHNOLOGIES, INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 27, 1998                       By:        /s/  Joseph P. Caruso
                                               ---------------------------------
                                                      Joseph P. Caruso

                                                      Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).